

For Immediate Release

8x8, Inc.

8x8 Announces Senior Management Changes

SAN JOSE, Calif. - March 23, 2005 -- 8x8, Inc. (Nasdaq: EGHT), the Packet8 broadband voice over Internet protocol (VoIP) and videophone communications service provider, today announced senior management changes designed to support the company's continued emphasis on technological excellence and superior customer service.

Effective immediately, Barry Andrews, president, has been promoted to the position of vice chairman, overseeing all existing and future research, development and carrier partner activities. Richard Murray, director of customer service, will now serve as president, overseeing sales & marketing, manufacturing, MIS and engineering.

"As 8x8 continues to mature into a consumer-focused VoIP service provider, we recognize that certain organizational changes will need to occur to maximize our ability to reach product development and customer satisfaction goals," said 8x8 Chairman & CEO Bryan Martin. "These senior management appointments represent a re-allocation of our internal resources to capitalize on the outstanding talents and expertise of our executive staff."

At 8x8, Barry Andrews served as president, vice president of engineering and chief technical officer, managing the development and deployment of the Packet8 VoIP service. Andrews has more than ten years of experience in audio, video and telecommunications research and product development and was an active participant in various standards bodies including the Video Coding Experts Group of the International Telecommunications Union (ITU). He is also an inventor on numerous patents which have been assigned to 8x8.

Richard Murray was recruited to join 8x8 in July 2004 as director of customer service, bolstering the company's transition from a technology organization to a customer-focused service provider. An accomplished customer services executive, Murray created and managed successful call center operations at two Fortune 500 companies: Sears, and General Motors subsidiary, DirecTV. At Sears Home Services Customer Network, he supervised a team of 1,200 employees as well as center operations. He was later recruited by Telocity—then a leader in the emerging DSL market—to create a customer service center from the ground up. After the acquisition of Telocity by DirecTV, Murray developed one of the nation's largest "virtual" call center sales teams for DirecTV Broadband.

-more-

About 8x8, Inc.

VoIP (voice over internet protocol) service provider 8x8, Inc. offers internet-based telephony solutions (www.packet8.net) for individual residential and business users as well as small to medium sized business organizations. In addition to regular Packet8 VoIP service plans, priced as low as $19.95 per month for unlimited anytime calling to the U.S. and Canada, 8x8 now offers the Packet8 DV 326 VideoPhone, the industry's first stand alone broadband consumer videophone. Packet8 Virtual Office, 8x8's VoIP hosted PBX service for small to medium sized businesses, is a hosted PBX solution comprised of powerful business class features. For additional company information, visit 8x8's web site at www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

CONTACT:
Joan Citelli
JCitelli@8x8.com
8x8, Inc.
(408) 687-4320